UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS ANNOUNCES EXTENSION OF DIRECTORS’ AND OFFICERS' LIABILITY INSURANCE POLICY COVERING THE COMPANY AND ITS AFFILIATES

ROSH HAAYIN, Israel, January 2, 2012 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "the Company") announced today that the Audit Committee and Board of Directors of the Company approved the extension of the directors' and officers' liability insurance policy acquired by Alon Israel Oil Company Ltd. from Clal Insurance Company (the “Original D&O Policy”), covering the Company and affiliated entities, including its subsidiaries, Blue Square Real Estate Ltd. and its subsidiaries (“BSRE”), Dor Alon Energy in Israel (1988) Ltd. and its subsidiaries (“Dor Alon”), and, the Company's indirect controlling shareholder, Alon Israel Oil Company Ltd. and its subsidiaries in Israel (“Alon”) (collectively, the “Group”), for the period from January 1, 2012 through December 31, 2012 (the "Policy"). The Policy was approved within the framework approved by the General Meeting of the Company on March 23, 2011.

The Policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that it any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. For claims filed in Israel, in the event the amount of a loss, including defense costs, exceeds the aggregate limit of liability for such loss, the Policy will cover defense costs up to an additional amount of 20% of the aggregate limit of liability for such loss.

The premium to be paid by the Group with respect to the Policy is a total of approximately US $175,000, of which the Company (not including BSRE and Dor Alon) will pay approximately $87,500 (50% of the premium).

The Original D&O Policy will apply to directors and officers who will serve in such capacities for the Company and the Group from time to time, including those who may be controlling parties or their family.

According to section 1c of the Israeli Companies Law Regulations (Reliefs Regarding Transaction with Interested Parties), 5760-2000, in the event that one or more shareholders, holding at least 1% of the issued share capital or the total voting rights in the Company, oppose this relief by written notice no later than 14 days following this report, the approval of the General Meeting will be required for the Policy.

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Alon Holdings Blue Square–Israel Ltd. (hereinafter: "Alon Holdings") operates in four reporting segments: In its Supermarkets segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its “Commercial and Fueling Sites” segment, Alon Holdings, through its TASE traded 78.38% subsidiary Dor Alon, which is one of the four largest petrol companies and a leader in the field of convenience stores,  operates a chain of 193 petrol stations and 195 convenience stores in different formats in Israel. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary

January 2, 2012

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